K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 t 704.331.7400 www.klgates.com
November 3, 2010
VIA EDGAR AND FACSIMILE (703-813-6980)
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 8 to Registration Statement on Form S-1 Filed October 18, 2010 File No. 333-165452
Dear Mr. Owings:
     On behalf of our client Primo Water Corporation (the “Company”), this letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 28, 2010 addressed to the Company with respect to the above-referenced filing. For your convenience of reference, we have included the Staff’s comment below in bold text with the Company’s response to such comment following.
Underwriting, page 153
1.	We note your response to comment one in our letter dated October 21, 2010. Please revise your disclosure to state, as you do in your response letter, that:
•	the shares to be purchased by Mr. Prim “are anticipated to represent approximately 2% of the shares (not including the over-allotment option) being offered in the offering,”

•	“shares of common stock purchased by Mr. Prim will be acquired for his own investment purposes and will be subject to the 180-day lock-up arrangement with the underwriters in the initial public offering,” and

•	Mr. Prim’s purchase of shares “is not required by the underwriting agreement with the underwriters for the offering, and Mr. Prim will not be a party to that agreement.”

H. Christopher Owings
November 3, 2010

     We respectfully acknowledge the Staff’s comment and note that the Company has revised the Registration Statement on page 133 in “Related Party Transactions” and page 142 in “Description of Capital Stock” to include disclosure responsive to the Staff’s request. The Company has also revised the Registration Statement on page 147 in “Shares Eligible for Future Sale” and page 154 in “Underwriting” to reflect the fact that any shares purchased by Mr. Prim from the underwriters in the offering will be subject to the 180-day lock-up arrangements.
Additional Changes
     For the convenience of the Staff, the Company notes the following additional changes contained in Amendment No. 9 to the Registration Statement:
•	The final signed audit report and final signed consent of McGladrey & Pullen, LLP have been included;

•	The disclosure has been updated on the prospectus cover page as well as on pages 10, 24, 108, 146 and 154 in light of the Company’s common stock having been approved for listing on the Nasdaq Global Market subject to official notice of issuance;

•	A typographical error has been corrected on page 141, the name of the Company’s transfer agent has been updated on page 146 (from “Wells Fargo Shareholder Services” to “Wells Fargo Bank, N.A.”) and information previously left blank has been filled in on pages 153 and 154;

•	The Company’s final Fifth Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State earlier today has been filed as Exhibit 3.4 and conforming changes to reflect this have been made on pages F-25 and F-39;

•	An updated letter from Ernst & Young LLP has been filed as Exhibit 16.1 and an updated consent from KPMG LLP has been filed as Exhibit 23.2; and

•	Page numbers of internal cross-references have been updated on the prospectus cover page and pages 8 and 50 in light of a change in pagination of the Registration Statement.
* * * *
     Please call me at (704) 331-7406 at your earliest convenience to discuss the foregoing.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

H. Christopher Owings
November 3, 2010

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)